[letterhead of Keefe, Bruyette & Woods, Inc.]



August 7, 2007

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re: Beacon Federal Bancorp, Inc. (Registration Number 333-143522) Request for Acceleration of Effectiveness
                  -----------------------------------------

Ladies and Gentlemen:

     On behalf of Keefe, Bruyette & Woods, Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Beacon Federal Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 p.m. on August 10, 2007, or as soon thereafter as may be practicable.

                                   Sincerely,

                                   /s/ Douglas L. Reidel

                                   Douglas L. Reidel
                                   Managing Director